Exhibit (a)(14)





                                  [HILTON LOGO]
                                HOTELS CORPORATION

         CORPORATE NEWS


                        Contact:  Marc Grossman
                                  Sr. Vice President - Corporate Affairs
                                  310-205-4030

                                  Kathy Shepard
                                  Corporate Communications
                                  310-205-7676

                                  Joele Frank
                                  Abernathy MacGregor
                                  212-371-5999


                    HILTON EXTENDS TENDER OFFER FOR ITT STOCK


              Beverly Hills, California, March 28, 1997 -- Hilton Hotels Corporation (NYSE:HLT) today extended its cash tender offer for
         50.1 percent of the shares of ITT at $55 per share. The offer, which had an expiration date of March 28, is now scheduled to expire at 12 midnight, New York City time, on April 25, 1997, unless again extended. To date, approximately 1.5 million ITT shares have been tendered.

              Hilton's offer of $55 per share represents a premium of 29 percent over the closing price for ITT's stock on January 27, the day Hilton announced its bid to acquire ITT. Following completion of the tender offer, Hilton intends to consummate a merger in which all remaining ITT shares would be exchanged for Hilton stock at $55 per ITT share, subject to appropriate col-lar provisions. ITT has approximately 122.7 million shares on a fully diluted basis, giving the transaction a total net eq-uity value of approximately $6.5 billion.

              The complete terms and conditions of the tender offer are set forth in the offering documents filed January 31 with the Securities and Exchange Commission. Donaldson, Lufkin & Jen-rette Securities Corporation is acting as Dealer Manager for the offer and MacKenzie Partners, Inc., is acting as Informa-tion Agent.


                                     #  #  #

                                WORLD HEADQUARTERS
             9336 Civic Center Drive, Beverly Hills, California 90210
                              Telephone 310-205-4545
                            Reservations 1-800-HILTONS